Truck Vehicle Center, Product Development Center, Room 1AA11, MD189, Dearborn, Michigan 48121 Telephone: 313-621-4651; Fax: 313-845-1119 Internet: http://media.ford.com

Contacts:         Mike Jarvis, Ford Truck Public Affairs, 313-322-9600
                  Anne Booker, Ford Regional Public Affairs, 502-429-2542
                  Debi Nicholson, Freightliner Public Affairs, 503-735-8535
                  David Caplan, Ford Broadcast News, 313-594-4410



IMMEDIATE RELEASE


FREIGHTLINER TO BUY FORD'S HEAVY-TRUCK BUSINESS

     DEARBORN, Mich., Feb. 19, 1997 - The planned sale of Ford Motor Company's heavy-truck business to Freightliner Corporation was announced today by the two companies. Terms were not disclosed.

     Both firms have signed a letter of intent for Freightliner to buy Ford's technology, unique tooling and assembly equipment for Ford's heavy trucks. The transaction includes the Louisville/AeroMax (HN80) trucks, Ford's service parts business, and all remaining tooling for the predecessor Ford L-Series trucks and the Ford Cargo truck presently being phased out of production.

     The transaction is subject to the signing of definitive agreements and regulatory approvals. The potential sale covers the United States, Canadian, Mexican and Australian markets.

     "Freightliner is a recognized leader in the industry and has plans to grow the business," said Jim Donaldson, Ford vice president - Truck Vehicle Center. We've completed a thorough, strategic review of our heavy-truck operations and concluded that Ford resources can be better focused on our light and medium trucks with higher volumes as a core business."

     Freightliner President and Chief Executive Officer Jim Hebe said that Freightliner "sees significant strategic value in a second heavy-truck line that complements our existing business."

    "The Ford heavy-truck line and the chance to develop a business relationship with Ford's well-established heavy-truck dealer network is a tremendous opportunity for Freightliner," Hebe added. "Freightliner intends to operate separate sales divisions with separate dealer organizations for Freightliner and the products acquired from Ford."

     With this acquisition, Freightliner would gain a "vocational" heavy truck used for applications such as construction, fire trucks, oil delivery, tankers and snow plows, as well as a distribution system that has specialized in selling such products through 257 dealers in the U.S. and Canada.

     Ford plans over time to use the open capacity at the Kentucky Truck Plant in Louisville, Ky., for other products when the sale to Freightliner is completed. Ford expects to maintain employment at the plant at present levels.

     Donaldson and Hebe emphasized that Ford's present heavy-truck customers, dealers and suppliers would derive significant long-term benefits from the new affiliation with Freightliner. They said the two companies would work together to make the proposed transition as smooth as possible.

     The Ford plant in Louisville, the largest truck plant in North America, has hourly employment of 3,900. In addition to heavy trucks, the plant builds Ford medium trucks -- the F-250, F-350 and F-Super Duty pickups.

     Freightliner Corporation, headquartered in Portland, Ore., is the leading heavy-truck manufacturer in North America. Freightliner produces and markets Class 4-8 trucks and is a wholly owned subsidiary of the Daimler-Benz AG group, one of the world's leading commercial vehicle manufacturers.

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